UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

POLICY FOR RELATED PARTY TRANSACTIONS OF TELEFÔNICA BRASIL S.A. Approved by the Board of Directors of Telefônica Brasil S.A., at a meeting held on October 31, 2024.

CHAPTER I

INTRODUCTION

1.1 Objective. This Policy for Related Party Transactions (“Policy”) aims to establish procedures that contribute to ensuring that transactions carried out by Telefônica Brasil S.A. (“Telefônica” or “Company”) and its direct and indirect controlled companies with Related Parties, as defined below, are guided by the principle of transparency, made in the best interest of the Company, and meet commutative and market conditions. Similarly, this Policy aims to resolve situations of potential conflicts of interest.

1.1.1 All company bodies and their subsidiaries must comply with this policy and its principles and procedures when they encounter transactions identified as Transactions with Related Parties.

1.1.2 Approvals for Transactions with Related Parties under this policy do not replace legally required, regulatory, or statutory approvals, such as Shareholder Meetings, the Board of Directors, Management, and direct or indirect controlled subsidiaries, as applicable.

1.2 Scope. This policy applies to all stakeholders of Telefônica and its direct and indirect controlled companies and must be followed by shareholders, directors, employees, and Key Management Personnel, as defined below.

1.2.1 All company employees and their subsidiaries must respect the existing procedures for negotiation, analysis, and approval of transactions. They should not intervene to influence the contracting of Related Parties that are not in compliance with such processes.

CHAPTER II

DEFINITIONS

2.1 Related Party. For the purposes of this Policy, a Related Party is considered to be a person or entity related to the Company and/or its direct or indirect controlled companies, as follows:

(a)	A person is considered related to the Company and/or its direct or indirect controlled companies if that person or a close family member:

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(i)	Integrates the controlling shareholder of the Company through direct or indirect shareholding.
(ii)	Has Significant Influence over Telefônica (item 2.4); or
(iii)	Is a Key Management Personnel (item 2.3) of the Company or its controlling companies.

(b)	An entity is related to the Company and/or its direct or indirect controlled companies if any of the following conditions are observed:

(i)	The entity and the Company are part of the same economic group (meaning that the companies maintain some form of direct or indirect corporate relationship, including common control);
(ii)	The entity is jointly controlled (joint venture) by the Company (or an affiliate or jointly controlled entity of a group of which the Company is a member);
(iii)	The entity and the Company are jointly owned, through joint control mechanisms, by a third corporation;
(iv)	The entity is under joint control (joint venture) of a third entity, and the Company is an affiliate of that third corporation;
(v)	The entity is a post-employment benefit plan whose beneficiaries are employees of both the reporting entity and the related entity. If the reporting entity is itself a post-employment benefit plan, the employees who contribute to it will also be considered Related Parties with the reporting company;
(vi)	The entity is wholly or jointly controlled by a person identified in item (a);
(vii)	A person identified in item (a)(i) has Significant Influence over the entity or is a Key Management Personnel (item 2.3) of the entity's management (or of the controlling company of the entity);
(viii)	The entity or any member of a group of which it is part provides services for Key Management Personnel of the reporting entity or the controlling company of the reporting entity.

2.2 Close family members. Close family members of a person are those from whom it can be expected to exert influence or be influenced by the person in the business of those members with the Company and/or its direct or indirect controlled companies, including:

(a) the person's children, spouse or partner;

(b) the children of the person's spouse or partner; or

(c) dependents of the person, their spouse, or partner.

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2.3 Key Management Personnel. Key Management Personnel are people who have authority and responsibility for planning, directing, and controlling the activities of the Company (or its controlled companies) directly or indirectly, including any executive or other director of the Company and/or its direct or indirect controlled companies.

2.4 Significant Influence. Significant Influence is the power to influence an entity's financial and operational decisions without actual control over those policies. Significant influence can be obtained through shareholding participation, statutory or contractual provisions, or shareholder agreements.

2.5 Related Party Transaction. A Related Party Transaction is any operation resulting in the transfer of assets, rights, resources, services, or obligations directly or indirectly between the Company and/or its direct or indirect controlled companies and a Related Party, regardless of whether a price is charged in return.

2.6 Significant Amount Related Party Transaction. Any Related Party Transaction (a) involving an amount that, in a single transaction or a set of transactions carried out in the previous 12 (twelve) months, reaches a principal value equal to or greater than R$50,000,000.00 (fifty million reais); or (b) requiring disclosure to the market under applicable regulations.

2.7 Relevant Transaction. Any Related Party Transaction that does not directly serve the activities that constitute the object of Telefônica's business, or that involves corporate restructuring operations or the acquisition or disposal of shareholdings.

2.8 CCPR. The Related Parties Contracting Committee.

2.9 Commutative Conditions. Commutative conditions are those that (a) have equivalent commitments or reciprocal obligations, without favoring either party of the transaction, and (b) have conditions and characteristics of operations negotiated independently between companies that have no relationship between them.

2.10 Market Conditions. Market conditions are those that observe, during the negotiations of the respective operation, the principles (a) of competitiveness (prices, rates, terms, and conditions compatible with those practiced in the market, if applicable and possible); (b) of suitability and compliance (relevance of the terms of the respective contract concerning the company's needs, as well as adequate security and information controls); and (c) of transparency (adequate disclosure of the conditions and their application). When there are no conditions for defining market parameters, similar past negotiation conditions must be observed, considering the applicable disclosure measures.

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CHAPTER III

PROCEDURES FOR APPROVAL OF

TRANSACTIONS WITH RELATED PARTIES

3.1 Identification of Transactions with Related Parties. The identification of a Transaction with a Related Party will be carried out, initially, by the department responsible for the contracting.

3.1.1 If the contracting department has any questions regarding the characterization of the transaction as a Transaction with a Related Party, it must forward any doubts to the Accounting and Revenue Projections, Investor Relations, and Corporate and Legal Affairs Offices, which, together, will be responsible for recommending, in a second analysis, whether such operation must comply with the provisions of this Policy.

3.2 Questionnaire. Each Key Management Personnel shall annually complete a questionnaire prepared by the Directorate of Accounting and Revenue Projections, providing information on their Related Parties, and any transactions or potential transactions between them and the Company of which they are aware.

3.2.1 Based on this questionnaire, the Directorate of Corporate and Legal Affairs will maintain a list identifying the Related Parties of the Company, which must be consulted prior to the conclusion of any transaction by the responsible departments to determine if it should be characterized as a Transaction with a Related Party.

3.3 Formalization of Transactions with Related Parties. Transactions with Related Parties must be formalized in a written document, which must contain the main terms and conditions, such as the global price, unit price, terms, guarantees, responsibility for the payment of taxes, payment of fees, obtaining of licenses, among others. Among these characteristics, it must also be expressly stated the possibility of rescission, by the Company and/or its direct or indirect controlled companies, of any Transaction with a Related Party that is of successive practice, under conditions equivalent to those available in contracts with non-related parties.

3.4        Procedure for Approval of Related-Party Transactions. Related-Party Transactions with a principal value above R$10,000,000.00 (ten million reais), individually or cumulatively within each period of 12 (twelve) consecutive months, will be analyzed and approved by the CCPR, according to its internal regulations.

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3.4.1 Related-Party Transactions with a principal value of up to R$10,000,000.00 (ten million Brazilian reals), individually or cumulatively within each period of 12 (twelve) consecutive months, and that are not considered Relevant transactions or Related-Party Transactions involving a Significant Amount that would trigger market disclosure obligations, will be directly approved by the director of the area responsible for the transaction, subject to the relevant contracting procedures of the Company. In such cases, the responsible director shall report the Related-Party Transaction to the CCPR, accompanied by the applicable documentation, properly filled out and signed, which shall analyze it and may, if deemed necessary, make a statement about the transaction within 2 (two) business days.

3.4.2 Related-Party Transactions involving a Significant Amount and Relevant transactions shall be subject to specific approval procedures, as provided for in the CCPR's internal regulations.

3.5 CCPR Meetings. Related-Party Transactions shall be analyzed by the CCPR at least every two weeks, without prejudice to calling extraordinary meetings, pursuant to the CCPR's internal regulations.

3.6 Information to consider in the analysis of Related-Party Transactions. In the approval process of Related-Party Transactions, the following information shall be analyzed, along with any other information deemed relevant for the analysis of a specific operation:

(a)	the terms of the transaction;
(b)	the interest of the Related Party;
(c)	the purpose and timing of the transaction;
(d)	whether the Company and/or its direct or indirect controlled companies are a party to the transaction, and if not, the nature of their participation;
(e)	if the transaction involves the sale of an asset, a description of the asset, including the acquisition date and book value or assigned cost;
(f)	information about the counterparties in the transaction;
(g)	the approximate financial amount of the transaction;
(h)	description of any provisions or limitations imposed on the Company and/or its direct or indirect controlled companies resulting from the transaction;
(i)	if the transaction involves any reputational risk for the Company and/or its direct or indirect controlled companies; and
(j)	any other information that may be relevant to shareholders and investors, given the circumstances of the specific transaction..

3.7 Criteria for Approval of Related-Party Transactions. In the analysis of Related-Party Transactions, it shall be verified whether such transactions are conducted under Commutative Conditions and in compliance with Market Conditions. In such analysis, the following shall be considered:

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(a)	whether there are clearly demonstrable business reasons for performing the Related-Party Transaction;
(b)	whether the transaction is performed on terms at least as favorable to the Company and/or its direct or indirect controlled companies as those generally available in the market or those that would be offered by a third party unrelated to the Company in equivalent circumstances;
(c)	the results of evaluations made, or opinions issued by an independent specialized company, if any;
(d)	whether or not a competitive process was conducted for said procurement and its result;
(e)	the pricing methodology used and possible alternative forms of pricing the transaction; and
(f)	any interest of the Related Party in the transaction which could, in some way, affect the observance of Commutative Conditions and Market Conditions, considering the amount of the transaction, the financial situation of the Related Party, the direct or indirect nature of the Related Party's interest in the transaction and the continuous or not nature of the transaction, among other relevant aspects.

3.7.1 In the case of Relevant transactions involving corporate restructurings, both the CCPR and the Board of Directors, in their respective analyses, must ensure that such operations observe measures aimed at treating the Company's shareholders equitably.

3.8 Verification Mechanisms for Commutative Conditions and Market Conditions of Related-Party Transactions. In all cases where it is possible to confirm the existence of Commutative Conditions and Market Conditions in the Related-Party Transaction through methods of comparison of contracting alternatives and prices with third parties unrelated to the Related Parties, the area responsible for the transaction shall forward the supporting documentation to the CCPR.

3.8.1 In cases where comparative methods cannot be used, the area responsible for the transaction shall present:

(a)	A statement attesting to the impossibility or unreasonableness of using comparative methods for the analysis of Related-Party Transactions;
(b)	A written justification stating the reason why (i) comparison is not possible, or (ii) the comparison criterion would not be the most appropriate for the analysis of the transaction; and

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(c)	Any documents that may be used to support the understanding that the Related-Party Transaction in question would be carried out in the best interest of the Company and/or its direct or indirect controlled companies.

3.8.2 The CCPR may request that the Company and/or its direct or indirect controlled companies, as the case may be, hire third parties to independently evaluate and opine on the existence of Commutative and Market Conditions of Related-Party Transactions, the absence of market alternatives for the operation, as the case may be, and the risk factors involved in the proposed transaction.

3.8.2.1 When such market alternatives exist, the CCPR may require, prior to the approval of specific transactions, that the area responsible for the transaction present these market alternatives to the Related-Party Transaction in question.

3.9	Approval proposals of Related-Party Transactions with a principal unbudgeted value exceeding R$250,000,000.00 (two hundred and fifty million reais) must always be accompanied by independent valuation reports, opinions, or similar documents, prepared without the participation of any of the parties involved in the transaction in question.

3.10	Nature of CCPR statements. In the case of transactions that, due to legal, regulatory, or statutory provisions, require Board approval:

(a)	The CCPR statement shall be part of the information and persuasion process of the Board;
(b)	Without prejudice, the Board of Directors may request, from the CCPR itself or third parties, any other investigations in order to support its understanding that the Related-Party Transaction will occur according to the principles established in this Policy.

3.11 Related-Party Transactions not subjected to this Policy's procedures. If Company managers or employees become aware of a Related-Party Transaction that has not undergone the approval procedures provided for in this Policy prior to its consummation, the transaction shall first be analyzed by the CCPR. In such cases, the CCPR shall analyze it in the manner established in this Policy and shall also consider all available options for the Company and/or its direct or indirect controlled companies, including ratification, amendment, or termination of the transaction.

3.11.1 The CCPR shall also examine the facts and circumstances related to the non-compliance with the terms of this Policy and shall take the appropriate measures to ensure the effectiveness of the Policy, as well as recommending to management the appropriate measures regarding those responsible.

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3.12 Related-Party Transactions exempt from the Policy's procedures. The following are not subject to the procedures of this Policy:

(a)	Approval of the remuneration of the Company's directors and its direct or indirect controlled companies, including variable remuneration;
(b)	Transactions carried out between the Company (including its direct or indirect controlled companies) and any company whose capital is wholly owned, directly or indirectly, by the Company or any of its controlled companies;
(c)	Donations made by the Company (including its direct or indirect controlled companies) to the Fundação Telefônica;
(d)	Transactions carried out based on global contracts executed between the Company or another Telefônica Group company headquartered outside Brazil, on behalf of the Group itself, whose counterpart is not a Related Party, provided that such transactions do not involve the transfer of resources, services, and obligations between the Related Parties; and
(e)	Transactions carried out with the Company (including its direct or indirect controlled companies) involving the purchase and sale of products and/or services marketed by the Company in the normal course of its business, under standard conditions typical of adhesion contracts, similar to those established with unrelated parties, subject to internal policies. By way of example, this exception item includes the hiring of mobile telephony services, internet services, and/or the acquisition of other products and services offered by the Company to the market.

3.13	Related-Party Transactions not allowed. Loans by the Company and/or its direct or indirect controlled companies in favor of its controlling shareholders and directors are expressly prohibited.

3.14	Reporting of information on Related-Party Transactions. The Corporate and Societary Affairs Office, on behalf of the CCCPR, shall annually send to the Company's Audit and Control Committee a report with information on all Related-Party Transactions approved or discussed by the CCPR during the immediately preceding fiscal year, for the meeting where the Company's financial statements for that year are analyzed.

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CHAPTER IV

CONFLICT OF INTERESTS

4.1 Definition. There is a potential conflict of interest, for the purposes of this Policy, when a person is not independent regarding the matter under discussion, considering their own interests or those of a close family member, and may influence the decision-making process or make decisions, under this Policy, motivated by interests that are distinct from those of the Company.

4.2 Procedure to be adopted. In situations where Related-Party Transactions require approval under the terms of this Policy, the person involved in the approval process who has a potential conflict of interest with the recommendation or decision to be made shall declare themselves prevented, explaining their involvement in the transaction and, if requested, providing details of the transaction and the parties involved. The impediment shall be recorded in the minutes of the meeting approving such transaction, and the person in question shall refrain from participating in discussions and deliberations.

4.2.1 If any person in a potential conflict of interest situation does not offer clarification about such situation, any other member of the body to which it belongs and who is aware of the situation may do so.

4.3 Remuneration of third parties hired to support deliberations. The Company and its direct and indirect controlled companies shall ensure that the remuneration of advisors, consultants, or intermediaries that may be hired under the terms of this Policy does not result in conflicts of interest with the Company (including its controlled companies), its directors, or its shareholders.

CHAPTER V

DISCLOSURE OF RELATED-PARTY TRANSACTIONS

5.1 Financial Statements. The Company shall disclose in its financial statements, in accordance with the law, the Related-Party Transactions, providing sufficient details for the identification of the Related Party and all essential conditions related to the transactions.

5.2 Disclosure to the market. The Company shall observe the rules of the Securities and Exchange Commission regarding the disclosure of Related-Party Transactions performed, as applicable.

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CHAPTER VI

FINAL PROVISIONS

6.1 Supervision and oversight. The directors of the areas responsible for contracting shall supervise their respective areas regarding compliance with (a) the provisions of this Policy, as applicable; and (b) the CCPR's deliberations and may take the appropriate measures in cases of non-compliance.

6.2 Doubts and interpretation. In case of doubts about the interpretation of the rules contained in this Policy, or the need for advice, the interested party shall seek assistance from the Corporate and Societary Affairs Directorate.

6.3 Approval. This Policy was approved at a Meeting of the Company's Board of Directors held on February 16, 2018.

6.4 Amendment. The Company's Board of Directors shall amend this Policy whenever necessary due to statutory, regulatory, or legislative changes.

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The last consolidated amendment of this Policy was approved at the 477th meeting of the Company's Board of Directors held on October 31, 2024.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 8, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director